

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 23, 2023

Brian LaRose
Chief Financial Officer
Petco Health & Wellness Company, Inc.
10850 Via Frontera
San Diego, CA 92127

> **Re: Petco Health & Wellness Company, Inc.**
> **Form 10-K for the Fiscal Year Ended January 29, 2022**
> **Filed March 24, 2022**
> **File No. 001-39878**

Dear Brian LaRose:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 29, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Fiscal 2021 (52 weeks) Compared with Fiscal 2020 (52 weeks)
Net Sales and Comparable Sales, page 49

1. Please disclose how the impact of changes in pricing in your different product categories and average transaction amount has resulted in the 15.4% increase in pet care center merchandise for the fiscal year ended January 29, 2022. Refer to Item 303(b)(2)(iii) of Regulation S-K.

2. We note several instances in which two or more factors are cited as a cause of a variance in financial statement items, like net sales. Please quantify each factor cited so that investors may understand the magnitude and relative impact of each. Refer to section 501.04 of the staff's Codification of Financial Reporting Releases for guidance.

Reconciliation of Non-GAAP Financial Measures
Adjusted EBITDA, page 51

3. Please tell us how the adjustments for store pre-opening expenses, store closing expenses, and non-recurring costs to arrive at Adjusted EBITDA are in compliance with Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures (C&DI's). Additionally, please tell us how the adjustment for non-cash occupancy-related costs complies with Question 100.04 of the C&DI's. Your response should specifically identify and discuss each of these adjustments individually.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robert Shapiro at 202-551-3273 or Theresa Brillant at 202-551-3307 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services